May 3, 2019

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    John Cannarella
Jenifer Gallagher

Re:	Diamondback Energy, Inc. Form 10-K for Fiscal Year Ended December 31, 2018 Filed February 25, 2019 File No. 001-35700
Ladies and Gentlemen:
Set forth below is the response of Diamondback Energy, Inc., a Delaware corporation (“Diamondback”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 4, 2019 (the “Comment Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2018 filed by Diamondback with the Commission on February 25, 2019 and amended on March 12, 2019 (the “Form 10-K”).
For the Staff’s convenience, Diamondback has set forth below each of the Staff’s comments included in the Comment Letter followed by the Company’s responses thereto.
Form 10-K for Fiscal Year Ended December 31, 2018

Business and Properties
Oil and Gas Production Prices and Production Costs
Production and Price History, page 9

1.
Disclosure in the Overview portion of your Business and Properties disclosure describes your activities as being primarily focused in the Delaware and Midland basins. Separately, the disclosures regarding your developed and undeveloped acreage are presented separately for the Delaware and Midland basins. In view of this, explain to us

500 West Texas, Suite 1200, Midland, Texas 79701, tel. (432) 221-7400/diamondbackenergy.com

United States Securities and Exchange Commission
May 3, 2019

how you considered providing separate production information for the Delaware and Midland basins. See Item 1204(a) of Regulation S-K.

Response: Diamondback acknowledges the Staff’s comment, and notes that its operations are primarily focused in the Permian Basin in West Texas. It further notes that it acquired its first leasehold interests in the Delaware Basin, a sub basin of the Permian Basin, in September 2016, and expanded its reserve base in the Delaware Basin through development of its properties and additional acquisitions over the next two years. Prior to 2018, Diamondback primarily focused on the Midland Basin of the Permian Basin, with the Delaware Basin representing less than 15% of Diamondback’s total annual proved reserves. As a result, Diamondback historically did not provide separate disclosure of its Delaware Basin production information in its Annual Reports on Form 10-K. Diamondback further notes that although there are geological differences between the Midland and Delaware Basins, the individual target horizontal zones within each of the Midland and Delaware Basins generally contain the same geologic features and stratigraphic conditions and therefore produce relatively consistent results. Accordingly, the presentation of separate production information from each of such target horizontal zones would provide investors with minimal additional information regarding Diamondback’s assets and operations. Notwithstanding the foregoing, Diamondback undertakes to prospectively disclose production information for, and percentage of its proved reserves attributable to, its properties in the Delaware Basin separately from such information for the Midland Basin, all in accordance with Item 1204(a) of Regulation S-K, as proved reserves attributable to Diamondback’s Delaware Basin properties reached 29% of its total proved reserves as of December 31, 2018 and are expected to continue to exceed such threshold in future years. Diamondback also intends to include separate production information for its properties in the Midland and Delaware Basins in its Quarterly Report on Form 10-Q for the first quarter ended March 31, 2019, which it anticipates will be filed with the Commission on May 8, 2019.

Productive Wells, page 9

2.	Revise your disclosure regarding gross and net productive wells to provide separate disclosure for oil and gas wells. See Item 1208(a) of Regulation S-K.

Response: As of December 31, 2018, only 144 gross and 21 net productive wells related predominantly to the production of natural gas, representing approximately 2% and 0.4%, respectively, of Diamondback's total gross and net productive wells. The remainder of Diamondback’s productive wells related predominantly to the production of oil. Diamondback believes that the number of its total gross and net productive wells related to the production of natural gas, as compared to its total gross and net productive wells comprised predominately of wells related to the production of oil, is immaterial to its business and results of operations. As a matter of clarification, however, Diamondback will include disclosure in its future filings with the Commission stating that as of the end of the applicable fiscal year it owned an immaterial number of productive wells related predominantly to the production of natural gas. Further, if and when, in light of

United States Securities and Exchange Commission
May 3, 2019

Diamondback’s business and results of operations, it has a material number of gross and net productive wells related predominantly to the production of natural gas, Diamondback undertakes to prospectively disclose such information.

Acreage, page 10

3.
If there are material quantities of net proved undeveloped reserves assigned to locations which are currently scheduled to be drilled after lease expiration, expand the disclosure under this section to describe the steps and related costs that would be necessary to extend the time to the expiration of such leases.

Response: Diamondback acknowledges the Staff’s comment and notes that, as of December 31, 2018, it did not have any proved undeveloped reserves assigned to locations currently schedule to be drilled after lease expiration. As a result, Diamondback believes that no expended disclosure addressing this matter is required at this time.

Financial Statements
Note 2 - Summary of Significant Accounting Policies
Oil and Natural Gas Properties, page F-11

4.
We note your definition of the cost center ceiling is not consistent with Rule 4-10(c)(4) of Regulation S-X as you do not address how estimated future expenditures to be incurred in developing and producing the proved reserves factors into the computation. Please revise your accounting policy disclosure and accounting, if necessary.

Response: In response to the Staff’s comment, Diamondback intends to clarify the definition of the cost center ceiling in Note 7 of its Quarterly Report on Form 10-Q for the first quarter ended March 31, 2019 as follows:

“Under the full cost method of accounting, the Company is required to perform a ceiling test each quarter. The test determines a limit, or ceiling, on the book value of the proved oil and natural gas properties. Net capitalized costs are limited to the lower of unamortized cost net of deferred income taxes, or the cost center ceiling. The cost center ceiling is defined as the sum of (a) estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, discounted at 10% per annum, from proved reserves, based on the trailing 12-month unweighted average of the first-day-of-the-month price, adjusted for any contract provisions or financial derivatives, if any, that hedge the Company’s oil and natural gas revenue, and excluding the estimated abandonment costs for properties with asset retirement obligations recorded on the balance sheet, (b) the cost of properties not being amortized, if any, and (c) the lower of cost or market value of unproved properties included in the cost being amortized, including related deferred taxes for differences between the book and tax basis of the oil and natural gas properties. If the net book value, including related deferred taxes, exceeds the ceiling, an impairment or non-cash writedown is required.”

United States Securities and Exchange Commission
May 3, 2019

Diamondback further notes that these clarifications to the cost center ceiling definition did not have any impact on its accounting in prior periods.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.
Sincerely,
/s/ Teresa L. Dick
Teresa L. Dick
Executive Vice President and
Chief Accounting Officer
cc:    Seth R. Molay, P.C.
    Akin Gump Strauss Hauer & Feld LLP